UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

May 22, 2017

Date of Report (Date of earliest event reported)

SONUS NETWORKS, INC.

(Exact Name of Registrant as Specified in its Charter)

DELAWARE	001-34115	04-3387074
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4 TECHNOLOGY PARK DRIVE, WESTFORD, MASSACHUSETTS 01886

(Address of Principal Executive Offices) (Zip Code)

(978) 614-8100

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.                                        Entry into a Material Definitive Agreement.

Merger Agreement

On May 23, 2017, Sonus Networks, Inc. (“Sonus” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Solstice Sapphire Investments, Inc., a direct wholly-owned subsidiary of the Company (“NewCo”), Solstice Sapphire, Inc., a direct wholly-owned subsidiary of NewCo (“Solstice Merger Sub”), Green Sapphire Investments LLC, a direct wholly-owned subsidiary of NewCo (“Cayman Merger Sub”), Green Sapphire LLC, a direct wholly-owned subsidiary of NewCo (“GB Merger Sub”), GENBAND Holdings Company (“GENBAND”), GENBAND Inc. (“GB”) and GENBAND II, Inc. (“GB II”), pursuant to which (i) Solstice Merger Sub will merge with and into the Company, with the Company surviving such merger as a wholly-owned subsidiary of NewCo, (ii) Cayman Merger Sub will merge with and into GENBAND, with GENBAND surviving such merger as a direct or indirect wholly-owned subsidiary of NewCo, (iii) GB will merge with and into GB Merger Sub, with GB Merger Sub surviving such merger as a wholly-owned subsidiary of NewCo and (iv) GB II will merge with and into GB Merger Sub, with GB Merger Sub surviving such merger as a wholly-owned subsidiary of NewCo (such mergers in (i) through (iv) above, collectively, the “Mergers”).

The Board of Directors of the Company has unanimously approved the Merger Agreement and the transactions contemplated thereby, and the Company has agreed to hold a stockholders meeting to submit the Merger Agreement to its stockholders for their consideration.

Effect of the Merger

In connection with and at the time of the closing of the Mergers (the “Effective Time”), each share of Sonus common stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time will be converted into the right to receive one share of NewCo common stock, par value $0.0001 per share.

At the Effective Time, all outstanding shares of capital stock or other equity interests of GENBAND (other than those equity interests held by GB and GB II), GB and GB II issued and outstanding immediately prior to the Effective Time will be converted into (i) an aggregate number of shares of NewCo common stock equal to the number of shares of Sonus common stock issued and outstanding at the Effective Time, less the number of unvested Sonus restricted stock awards assumed by NewCo pursuant to the Merger Agreement, and (ii) the right to receive a three-year promissory note issued by NewCo having an aggregate principal amount of $22.5 million and accruing interest at a rate of 7.5% per year if paid off in full within six months of the Effective Time or 10% thereafter. As a result of these transactions, the Company’s stockholders, on the one hand, and the equityholders of GENBAND, GB and GB II, on the other hand, in the aggregate each will own approximately 50% of the outstanding shares of NewCo common stock following the Effective Time.

Substantially all of the outstanding Company stock options will vest in full and if not exercised prior to the Effective Time will be canceled. Restricted stock units (“RSUs”) and performance stock units (“PSUs”) granted by the Company that have not vested as of the Effective Time will be assumed by NewCo and become RSUs or PSUs (as applicable) of NewCo for an equivalent number of shares of NewCo common stock, subject to the same vesting and other terms as prior to the Effective Time. Shares of Sonus restricted stock that are not vested prior to the Mergers will convert into an equivalent number of shares of NewCo common stock, subject to the same vesting and other terms as prior to the Effective Time.

Registration and Listing of NewCo Common Stock

NewCo will file with the Securities and Exchange Commission (the “SEC”) a registration statement in connection with the issuance of shares of NewCo common stock in the Mergers, which will include a joint proxy statement relating to the Company’s, GENBAND’s, GB’s and GB II’s respective stockholder or equityholder meeting to adopt the Merger Agreement. NewCo will apply to have its common stock listed on NASDAQ.

Conditions to the Mergers

The obligations of each of the Company and GENBAND are subject to specified conditions, including, among other things: (i) the approval of the respective mergers by the Company’s stockholders and the stockholders of GENBAND, GB and GB II, (ii) the receipt of all antitrust approvals and clearances, (iii) the absence of any injunctions being entered or law being adopted that makes the Mergers illegal and (iv) the NewCo shares to be issued in the transactions being registered with the SEC and approved for listing on NASDAQ.

Certain Other Terms of the Merger Agreement

The Merger Agreement contains customary representations and warranties from both the Company and GENBAND. It also contains customary covenants, including covenants providing for each of the parties to use its reasonable best efforts to cause the Mergers to be consummated, and covenants requiring the parties to carry on its business in the ordinary course of business consistent with past practice during the period between the execution of the Merger Agreement and the Effective Time and not to initiate, solicit, knowingly facilitate or knowingly encourage any inquiries, proposals or offers relating to alternate transactions or, subject to certain exceptions for the Company, to engage in any discussions or negotiations with respect to alternate transactions.

The Merger Agreement contains termination rights for each of the Company and GENBAND, including in the event that (i) the Mergers are made illegal or any governmental entity issues a nonappealable final order permanently enjoining the Mergers, or (ii) if the Mergers are not consummated within nine months, subect to extension for an additional three months if antitrust approvals have not been obtained (the “Outside Date”); or upon the failure of the Company’s stockholders to approve the Mergers.

GENBAND may terminate the Merger Agreement if the Board of Directors of the Company changes its recommendation, recommends an alternative acquisition proposal or fails to affirm its recommendation of the Mergers after an alternative acquisition proposal is announced, or if the Company breaches its representations, warranties or covenants in a manner that would lead to the failure of a condition, subject to a 30-business day cure period.

The Company may terminate the Merger Agreement if the stockholders of GENBAND, GB or GB II do not approve the transaction, if the Company enters into a transaction for a superior proposal and concurrently pays to GENBAND the termination fee described below or if GENBAND, GB or GB II breaches its representations, warranties or covenants in a manner that would lead to the failure of a condition, subject to a 30-business day cure period.

The Merger Agreement provides that GENBAND would be entitled to receive a termination fee of $14.5 million if GENBAND terminates the Merger Agreement due to a change in the recommendation of, or failure to affirm the recommendation by, the Board of Directors of the Company or following the termination of the Merger Agreement in certain circumstances if the Company enters into a definitive agreement in respect of another acquisition proposal (or consummates such a transaction).

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The Merger Agreement contains representations, warranties, covenants and other terms, provisions and conditions that the parties made to each other as of specific dates. The assertions embodied therein were made solely for purposes of the Merger Agreement, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating their respective terms. Moreover, they may be subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts. For the foregoing reasons, no person should rely on such representations, warranties, covenants or other terms, provisions or conditions as statements of factual information at the time they were made or otherwise.

Governance

The Merger Agreement provides that NewCo will have a board of directors consisting initially of nine directors, initially comprised of (i) two individuals who are independent directors and designated by GENBAND, (ii) three additional individuals who are designated by GENBAND (and who will not be required to be independent), (iii) NewCo’s Chief Executive Officer, who will be the Company’s current Chief Executive Officer or another individual designated by the Company, (iv) NewCo’s Chairman, who will be the Company’s current Chairman or another individual designated by the Company, and (v) two individuals who are independent directors and designated by the Company. At the Effective Time, certain GENBAND holders will enter into a stockholders agreement with NewCo containing certain voting obligations, transfer restrictions, standstill provisions and pre-emptive rights.

Item 5.03.                                        Amendments to Articles of Incorporation or By-laws; Change in Fiscal Year.

On May 22, 2017, the Board of Directors of the Company adopted an amendment to the Company’s Second Amended and Restated By-laws, as previously amended and restated on December 8, 2016 (the “By-law Amendment”). The By-law Amendment, among other things, designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for any stockholder to bring any derivative, fiduciary duty and other intra-corporate claims against the Company, its directors, officers and other employees, including any claims challenging the Mergers, unless the Company otherwise consents in writing to an alternate forum.

The foregoing description of the By-law Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the By-law Amendment. A copy of the By-law Amendment is filed as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 8.01.                                        Other Events.

On May 23, 2017, the Company and GENBAND held a joint investor conference call in connection with the announcement of the execution of the Merger Agreement. A transcript of the conference call is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Also on May 23, 2017, Raymond Dolan, the Company’s President and Chief Executive Officer, sent emails to (i) the Company’s employees, (ii) the Company’s customers and partners, (iii) the Company’s managers and (iv) the Company’s sales team, which are filed as Exhibits 99.2, 99.3, 99.4 and 99.5, respectively, to this Current Report on Form 8-K and are incorporated herein by reference.

Also on May 23, 2017, the Company distributed a list of frequently asked questions (“FAQ”) to the Company’s sales managers.  A copy of the FAQ is filed as Exhibit 99.6 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01.                                        Financial Statements and Exhibits.

(d)                                 Exhibits

See the Exhibit Index attached to this Current Report on Form 8-K, which is incorporated herein by reference.

IMPORTANT INFORMATION ABOUT THE TRANSACTION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, the Company will cause NewCo to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of the Company and GENBAND and certain of its affiliates (the “GENBAND Parties”) and a prospectus of NewCo and the Company and the parties may file with the SEC other relevant documents concerning the proposed transaction. The Company will mail the definitive joint proxy statement/prospectus to the Company stockholders and the GENBAND Party equity holders. THE COMPANY STOCKHOLDERS AND GENBAND PARTY EQUITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other filings containing information about the Company at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other filings may also be obtained free of charge from the Company’s Investor Relations website (http://investors.sonusnet.com/) or by requesting them from the Company corporate secretary at Sonus Networks, Inc., 4 Technology Park Drive, Westford, Massachusetts 01886, Attention: Corporate Secretary.

The Company, NewCo, the GENBAND Parties and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of the Company and their ownership of Company common stock is set forth in the proxy statement for the Company’s 2017 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 28, 2017.

Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of this document may be obtained as described in the preceding paragraphs.

NO OFFERS OR SOLICITATIONS

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements”—that is, statements related to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” or “target.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the expected performance of the combined companies. Uncertainties that could cause actual results to be materially different than those expressed in the Company’s and the GENBAND Parties’ forward-looking statements include the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction in a timely matter or at all. These or other uncertainties may cause actual future results to be materially different from those expressed in the Company’s and the GENBAND Parties’ forward-looking statements. These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of the Company or any GENBAND Party will be realized. Many factors could cause actual results to differ materially from these forward-looking statements with respect to the proposed transaction, including risks relating to the completion of the proposed transaction on anticipated terms and timing, including obtaining equity holder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, the ability of the Company and the GENBAND Parties to integrate the business successfully and to achieve anticipated synergies, potential litigation relating to the proposed transaction, and the risk that disruptions from the proposed transaction will harm the Company’s or the GENBAND Parties’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on the Company’s or the GENBAND Parties’ consolidated financial condition, results of operations or liquidity. Neither the Company nor any GENBAND Party assumes any obligation to provide revisions to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 23, 2017	SONUS NETWORKS, INC.

	By:	/s/ Jeffrey M. Snider
Jeffrey M. Snider
Senior Vice President, Chief Administrative Officer,
General Counsel and Secretary

Exhibit Index

2.1

Agreement and Plan of Merger, dated as of May 23, 2017, between Sonus Networks, Inc., Solstice Sapphire Investments, Inc., Solstice Sapphire, Inc., Green Sapphire Investments LLC, Green Sapphire LLC, GENBAND Holdings Company, GENBAND Inc. and GENBAND II, Inc.*

3.1	Amendment to By-Laws, effective as of May 22, 2017.

99.1	Transcript of joint investor conference call held by Sonus Networks, Inc. and GENBAND Holdings Company on May 23, 2017.

99.2	Email from Raymond Dolan, President and Chief Executive Officer of Sonus Networks, Inc., to employees of Sonus Networks, Inc. dated May 23, 2017.

99.3	Email from Raymond Dolan, President and Chief Executive Officer of Sonus Networks, Inc., to customers and partners of Sonus Networks, Inc. dated May 23, 2017.

99.4	Email from Raymond Dolan, President and Chief Executive Officer of Sonus Networks, Inc., to managers of Sonus Networks, Inc. dated May 23, 2017.

99.5	Email from Raymond Dolan, President and Chief Executive Officer of Sonus Networks, Inc., to the sales team of Sonus Networks, Inc. dated May 23, 2017.

99.6	Frequently Asked Questions distributed to sales managers of Sonus Networks, Inc., dated May 23, 2017.

* Certain schedules and exhibits to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K and the Company agrees to furnish supplementally a copy of any omitted schedule and/or exhibit upon request.